Mail Stop 4561

October 22, 2008

Ms. Stacy Josloff
Chief Executive Officer
INCA Designs, Inc.
976 Lexington Avenue
New York, NY 10021

      Re: **INCA Designs, Inc.**
               Forms 10-KSB and 10-KSB/A for Fiscal Year Ended
               December 31, 2007
               Form 10-Q for Fiscal Quarter Ended June 30, 2008
               File No. 000-26257

Dear Ms. Josloff:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

                     Sincerely,

                     Christine Davis
                     Assistant Chief Accountant